February 11, 2026

Scot Cohen
Chief Executive Officer
WRAP TECHNOLOGIES, INC.
3480 Main Hwy, Suite 202
Miami, FL 33133

       Re: WRAP TECHNOLOGIES, INC.
           Registration Statement on Form S-3
           Filed on February 9, 2026
           File No. 333-293318
Dear Scot Cohen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Alla Digilova